                                                                     Exhibit 12
                         Delmarva Power & Light Company

                       Ratio of Earnings to Fixed Charges
                       ----------------------------------
                             (Dollars in Thousands)
                             ----------------------

                            12 Months
                              Ended                              Year  Ended  December  31,
                           September 30,   -------------------------------------------------------------
                               1995          1994         1993         1992         1991         1990
                           ------------    ---------    ---------    ---------    ---------    ---------
Net income (1)                $116,096     $108,310     $111,076      $98,526      $80,506      $37,311
                           ------------    ---------    ---------    ---------    ---------    ---------
Income taxes (1)                75,828       67,613       67,102       54,834       43,249       24,556
                           ------------    ---------    ---------    ---------    ---------    ---------

Fixed charges:
  Interest on long-term
    debt including
    amortization of
    discount, premium
    and expense                 65,338       61,128       62,651       66,976       68,133       63,709
  Other interest                 8,611        9,336        9,245        8,449       10,192        8,618
                           ------------    ---------    ---------    ---------    ---------    ---------
   Total fixed charges          73,949       70,464       71,896       75,425       78,325       72,327
                           ------------    ---------    ---------    ---------    ---------    ---------

Equity in net loss of less-
  than-fifty-percent-
  owned investments
  accounted for under
  the equity method                  0            0            0            0            0       12,772

Nonutility capitalized
  interest                        (348)        (256)        (246)        (231)        (143)        (373)
                           ------------    ---------    ---------    ---------    ---------    ---------

Earnings before income
  taxes and fixed
  charges                     $265,525     $246,131     $249,828     $228,554     $201,937     $146,593
                           ============    =========    =========    =========    =========    =========

Ratio of earnings to
  fixed charges                   3.59         3.49         3.47         3.03         2.58         2.03

For purposes of computing the ratio, earnings are net income plus income taxes, fixed charges, and equity in the net loss of less-than-fifty-percent-owned investments which are accounted for under the equity method, less nonutility capitalized interest. Fixed charges consist of interest on long-and short-term debt, amortization of debt discount, premium, and expense, plus the interest factor associated with the Company's major leases, and one-third of the remaining annual rentals.

(1) Net income and incomes taxes related to the cumulative effect of a change in accounting for unbilled revenues recorded in 1991 are excluded from the computation of this ratio.

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